OMB APPROVAL OMB Number: 3235-0058 Expires: April 30, 2012 Estimated average burden hours per response . . . . . . . . . . . 2.50

SEC FILE NUMBER 000-10176

CUSIP NUMBER 03819M106

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):    ☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form 10-D    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: June 30, 2016

☐   Transition Report on Form 10-K

☐   Transition Report on Form 20-F

☐   Transition Report on Form 11-K

☐   Transition Report on Form 10-Q

☐   Transition Report on Form N-SAR

For the Transition Period Ended: _____________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Applied Energetics, Inc.

Full Name of Registrant

Former Name If Applicable

2480 W Ruthrauff Road - Suite 140Q

Address of Principal Executive Office (Street and Number)

Tucson, Arizona 85705

City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016 within the prescribed period because of a delay in receiving all applicable documentation for the quarterly period then ended. Registrant expects to file within the extension period.

(Attach Extra Sheets if Needed)

PART IV -- OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

George Farley	(520)	628-7415
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Applied Energetics, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 15, 2016	By:	/s/ George P Farley
George P Farley Chief Executive Officer and Principal Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (see 18 U.S.C. 1001).

ATTACHMENT TO PART IV-ITEM (3) OF

FORM 12B-25

Applied Energetics, Inc.

WITH RESPECT TO ITS FORM 10-K FOR THE

FISCAL YEAR ENDED DECEMBER 31, 2013

The Registrant estimates that its results of operations for the year ended December 31, 2013, as reflected in its consolidated statements of operations to be included in its Form 10-K for the year ended December 31, 2013, will reflect the following changes:

For the year ended December 31, 2013, the Registrant expects to report a decline in revenues to approximately $43,000 from approximately $1.3 million for the year ended December 31, 2012. For the year ended December 31, 2013, the Registrant expects to report that it incurred a net loss of approximately $1.4 million, compared to a net loss of approximately $3.5 million for the year ended December 31, 2012. The decrease in net loss for the year ended December 31, 2013 was largely attributable to the reduced load of activity

Also, for the year ended December 31, 2013, the Registrant expects to report a loss per common share - basic and diluted - of approximately $0.02 compared to a loss per common share – basic and diluted - of $0.04 for the year ended December 31, 2012.